Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the Boston Private Financial Holdings Inc. 401(k) Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91486) of Boston Private Financial Holdings, Inc. of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2008 which report appears in the December 31, 2008 Annual Report on Form 11-K of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan.

/s/ KPMG LLP

Boston, Massachusetts

June 26, 2009